Exhibit (12)

Potlatch Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2002	2001	2000	1999	1998
Earnings (loss) from continuing operations before taxes on income	(83,497)	(92,731)	(54,742)	84,210	45,947
Add:
Interest expense	59,882	77,853	59,438	45,442	49,744
Rental expense factor (1)	4,232	4,248	4,266	4,017	3,399
Discount and loan expense amortization	2,688	3,755	508	460	300

Earnings available for fixed charges	(16,695)	(6,875)	9,470	134,129	99,390

Fixed charges:
Interest expense	59,882	77,853	59,438	45,442	49,744
Capitalized interest	300	1,032	3,964	10,320	5,070
Rental expense factor (1)	4,232	4,248	4,266	4,017	3,399
Discount and loan expense amortization	2,688	3,755	508	460	300

Total fixed charges	67,102	86,888	68,176	60,239	58,513

Ratio of earnings to fixed charges	(.2)	(.1)	.1	2.2	1.7

(1)	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for the years 2002, 2001 and 2000 are $83,797, $93,763 and $58,706, respectively.